UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Highwoods Properties, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

431284108
(Cusip Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No.: 431284108		Page 2 of 5 Pages

1.	Names of Reporting Persons. Nomura Asset Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Tokyo, Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	3,080,330
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	43,230
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person IA

 Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Highwoods Properties, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

3100 Smoketree Court, Suite 600, Raleigh, North Carolina  27604

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Nomura Asset Management Co., Ltd. (“NAM” or the "Reporting Person"). This Statement relates to Shares (as defined herein) held for the accounts of US-REIT High Income Open Mother Fund (“US-REIT High Income Open Mother”), Nomura US-REIT Open Mother Fund (“Nomura US-REIT Open Mother”), US-REIT Mother Fund (“US-REIT Mother”), Global REIT Mother Fund (“Global REIT Mother”), Global REIT Open Mother Fund (“Global REIT Open Mother”), International REIT Index Mother Fund (“International REIT Index Mother”), Nomura Global REIT Mother Fund (“Nomura Global REIT Mother”) and World REIT Index Mother Fund (“World REIT Index Mother”).

NAM serves as investment manager to each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother, US-REIT Mother, Global REIT Mother, Global REIT Open Mother, International REIT Index Mother, Nomura Global REIT Mother and World REIT Index Mother. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of the International REIT Index Mother and World REIT Index Mother and voting power only for the Shares held for the accounts of each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother, US-REIT Mother, Global REIT Mother, Global REIT Open Mother and Nomura Global REIT Mother.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260.

Item 2(c).	Citizenship

NAM is a Japanese corporation.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number

431284108

Item 3.	If this statement is filed pursuant to §§240 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

 Page 4 of 5 Pages

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2010, NAM may be deemed the beneficial owner of 3,080,330 Shares. This amount consists of: (1) 16,100 Shares held for the account of US-REIT High Income Open Mother, (2) 4,900 Shares held for the account of Nomura US-REIT Open Mother, (3) 202,400 Shares held for the account of US-REIT Mother, (4) 36,200 Shares held for the account of Global REIT Mother, (5) 1,109,100 Shares held for the account of Global REIT Open Mother, (6) 37,900 Shares held for the account of International REIT Index Mother, (7) 1,668,400 Shares held for the account of Nomura Global REIT Mother and (8) 5,330 Shares held for the account of World REIT Index Mother.

Item 4(b).	Percent of Class:

As of December 31, 2010, the Reporting Person may be deemed the beneficial owner of approximately 4.3% of Shares outstanding.  (There were 71,658,232 Shares outstanding as of October 21, 2010, according to the Issuer’s quarterly report on Form 10-Q, filed October 28, 2010.)

Item 4(c).	Number of Shares as to which such person has:

NAM:

(i) Sole power to vote or direct the vote:	3,080,330

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	43,230

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NAM has retained Heitman Real Estate Securities LLC (“Heitman”) as a sub-investment adviser to each of US-REIT High Income Open, Nomura US-REIT Open Mother and US-REIT Mother.  NAM has retained ING Clarion Real Estate Securities, L.P. (“ING Clarion”) as a sub-investment adviser to each of Global REIT Mother, Global REIT Open Mother and Nomura Global REIT Mother.  NAM has given dispositive power to Heitman and ING Clarion and the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 223,400 and 2,813,700 Shares, respectively (approximately 0.3% and 3.9%, respectively, of the total number of Shares outstanding).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011	NOMURA ASSET MANAGEMENT CO., LTD. By: /s/ Kenji Kitagawa Name: Kenji Kitagawa Title: Chief Compliance Officer